2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

January 29, 2014

Via EDGAR Transmission

Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Investments Funds

Dear Ms. Fettig:

On behalf of the various Delaware Investments’ registrants listed on Exhibit A (each a “Registrant” and collectively, the “Registrants), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which were discussed during a telephone call on November 14, 2013, with respect to the Registrants’ financial statements filed between November 2012 and October 2013 (each an “Annual Report” and collectively, the “Annual Reports”).  Each Staff comment is summarized below in bold, followed by the Registrant’s response to the comment.

A.           Series and Class Information

1.           Comment:  Update the series and class information in Edgar to include the ticker symbols for the following share classes of the following funds:

Registrant	Fund	Classes
Delaware Group Adviser Funds	Delaware International Bond Fund	All classes
Delaware Group Equity Funds IV	Delaware Healthcare Fund	C and R
Delaware Group Foundation Funds	Delaware Foundation Equity Fund	All classes
Delaware Group Global & International Funds	Delaware Focus Global Growth Fund	C and R
Delaware Group Global & International Funds	Delaware Macquarie Global Infrastructure Fund	All classes
Delaware Group Income Funds	Delaware Core Bond Fund	All classes
Delaware Group Income Funds	Delaware Diversified Floating Rate Fund	All classes

Response:  The requested actions will be taken.

2.           Comment:  In Edgar, correct the ticker symbols for Class R and Institutional Class shares of the Delaware Global Real Estate Opportunities Fund, a series of Delaware Group Adviser Funds.  The ticker

Christine DiAngelo Fettig
January 29, 2014

for Class R (DLPRX) is listed as the ticker for Institutional shares and the ticker for Institutional shares (DGROX) is listed as the ticker for Class R shares.

Response:  The requested actions will be taken.

3.           Comment:  In Edgar, update to “Inactive” status: (1) the Delaware Large Cap Value Fund, which was series of Delaware Group Equity Funds II, as it was acquired by the Delaware Value Fund in May of 2012; and (2) the Delaware Global Real Estate Securities Fund, which was a series of Delaware Group Equity Funds IV, as it was acquired by Delaware Global Real Estate Opportunities Fund in September 2012.

Response:  The requested actions will be taken.

4.           Comment:  In Edgar, update to “Inactive” status Class B shares of the Delaware Small Cap Core Fund, which is a series of Delaware Group Equity Funds V.

Response:  The requested action will be taken.

B.           Filing History

5.           Comment:  Explain why the following amended filings were made.  In the future, include a cover sheet or explanatory paragraph detailing the reason for making an amended filing.  In addition, we note that (1) several amended filings were actually made before the original filing was made (see filings marked with a single asterisk); and (2) several amended filings appear to have no original filing (see filings marked with double asterisks).

Registrant	Form	Original Filing Date	Amended Filing Date
Delaware Group Adviser Funds	N-CSR	1/7/2013	1/7/2013
Delaware Group Adviser Funds	24F-2NT	5/27/2011	7/8/2011
Delaware Group Equity Funds I	N-CSR	1/7/2013	1/7/2013
Delaware Group Equity Funds I	NSAR-A	6/29/2012	7/5/2012
Delaware Group Equity Funds II	24F-2NT	5/10/2011	7/1/2011
Delaware Group Equity Funds V	NSAR-B/A	1/28/2013*	1/25/2013
Delaware Group Equity Funds V	NSAR-A	7/30/2012*	7/27/2012
Delaware Group Equity Funds V	N-SAR-B/A	**	1/27/2012
Delaware Group Equity Funds V	NSAR-A/A	**	7/29/2011
Delaware Group Equity Funds V	NSAR-A/A	**	8/10/2011
Delaware Group Equity Funds V	24F-2NT	5/10/2011	7/1/2011
Delaware Group Equity Funds V	NSAR-B/A	**	1/28/2011
Delaware Group Equity Funds V	NSAR-A/A	7/28/2010	7/30/2010
Delaware Group Global & International Funds	NSAR-A/A	7/29/2011	8/3/2011
Delaware Group Income Funds	NSAR-B/A	9/26/2012	10/3/2012
Delaware Group Government Fund	NSAR-B/A	9/26/2012	10/3/2012
Delaware Enhanced Global Dividend & Income	NSAR-B/A	1/28/2013*	1/25/2013
Delaware Enhanced Global Dividend & Income	NSAR-B/A	**	1/27/2012
Delaware Enhanced Global Dividend & Income	NSAR-B/A	**	1/28/2011
Delaware Enhanced Global Dividend & Income	NSAR-A/A	7/28/2010	7/30/2010
Delaware Investments Dividend & Income Fund	NSAR-A/A	**	1/28/2011
Delaware Investments Dividend & Income Fund	NSAR-A/A	7/28/2010	7/30/2010

Christine DiAngelo Fettig
January 29, 2014

Voyageur Intermediate Tax Free Funds	24F-2NT/A	6/24/2011	7/8/2011
Delaware Group Limited-Term Govt. Funds	N-CSR/A	3/2/2012	8/20/2012
Voyageur Mutual Funds II	24F-2NT/A	7/1/2011	7/6/2011

Response:  Generally, amendments are filed to add supplemental data elements or exhibits that are not available by the filing deadline.  For future amendments, the Registrant undertakes to include correspondence explaining the reason for amendments.  The reasons for the amended filings referenced by the Staff are addressed below.

N-SARs
N-SARs are prepared using a third-party software package.  The process begins by copying the prior N-SAR filing for a Registrant and then updating it.  In the cases where it appears that an amended filing was made without an original filing or where an amended filing was made prior to the original filing, the draft of the new N-SAR was copied from a prior N-SAR in which the amendment flag was designated and, through clerical error, had not been revised to delete the amendment reference.  Compliance controls have been put in place to prevent this issue from recurring.  So, in the instance where an “amended” filing preceded the “original” filing, the amended filing improperly indicated that it was an amendment because it had been copied from the last N-SAR filing, which was an amended filing, and the subsequent filing was made to correct the erroneous “amendment” designation.  The information contained in these N-SARs was otherwise correct.  For N-SARs where amendments were filed shortly after the original filing, these amendments were made to correct or add required exhibits.

24f-2 Notices
The amendments were made because the “late” box had not been checked on the original.  As noted in the response to Comment 6, there were administrative factors causing the 24f-2 notices to be filed late, which factors have been remediated.

N-CSRs
The amendments to the N-CSR filings for Delaware Group Adviser Funds and Delaware Group Equity Funds I were filed because the initial filings were mistakenly dated 2012 rather than 2013.  When the error was identified later that same day, the amended N-CSRs were filed.  Otherwise, the filings were timely.

6.           Comment:  Explain why the following 24f-2 Notices were filed late.  What procedures have been implemented to ensure that future filings will be made in a timely manner?

Registrant	Fiscal Year End	Due Date	Filing Date
Delaware Group Adviser Funds	10/31/2009	1/29/2010	6/17/2011
Delaware Group Adviser Funds	10/31/2010	1/29/2011	6/17/2011
Delaware Group Equity Funds I	10/31/2010	1/29/2011	7/1/2011
Delaware Group Equity Funds II	11/30/2010	2/28/2011	5/10/2011
Delaware Group Foundation Funds	9/30/2010	12/29/2010	6/27/2011
Delaware Group Foundation Funds	9/30/2009	12/29/2009	12/30/2009
Delaware Group Global International Funds	11/30/2010	2/28/2011	6/27/2011
Delaware Group Income Funds	7/31/2010	10/29/2010	6/23/2011
Delaware Group Income Funds	7/31/2009	10/29/2009	10/30/2009
Voyageur Mutual Funds	8/31/2010	11/29/2010	6/24/2011
Voyageur Tax-Free Funds	8/31/2010	11/29/2010	7/1/2011
Voyageur Mutual Funds II	8/31/2010	11/29/2010	7/1/2011
Delaware Group Equity Funds V	11/30/2010	2/28/2011	5/10/2011

Christine DiAngelo Fettig
January 29, 2014

Delaware Group Government Fund	7/31/2010	10/29/2010	6/23/2011
Delaware Group Government Fund	7/31/2009	10/29/2009	10/30/2009
Delaware Group Equity Funds IV	9/30/2010	12/29/2010	7/1/2011
Delaware Group Tax Free Fund	8/31/2010	11/29/2010	6/27/2011
Delaware Group Limited Term Government Funds	12/31/2010	3/31/2011	6/27/2011
Delaware Group Limited Term Government Funds	12/31/2009	3/31/2010	6/24/2011
Voyageur Intermediate Tax Free Funds	8/31/2010	11/29/2010	6/24/2011
Voyageur Insured Funds	8/31/2010	11/29/2010	7/1/2011

Response:  The aforementioned Form 24f-2 Notices were filed late due to administrative failings on the part of the employees responsible for their completion and submission.  In addition to replacing the staff responsible for the filings, the Registrants have revised their procedures for the preparation and filing of Form 24f-2 Notices to implement additional controls and ensure that future filings are made in a timely manner.  Examples of these controls include, but are not limited to, dual review of all filings, standard calendaring, milestone checkpoints, and monthly monitoring.

C.           Form NSAR-B Filings

7.           Comment:  The accountant’s reports on internal control attached to the following Form NSAR-B filings do not contain the city and state of the accounting firm issuing the reports.  Explain why and in future filings ensure that this information appears on the attachment:

Delaware Group Tax Free Fund- Form NSAR-B filed 10/25/2012
Voyageur Mutual Funds- Form NSAR-B filed 10/25/2012
Voyageur Insured Funds- Form NSAR-B filed 10/25/2012
Voyageur Intermediate Tax-Free Funds- Form NSAR-B filed 10/25/2012
Voyageur Mutual Funds II- Form N-SARB filed 10/25/2012
Voyageur Tax-Free Funds- Form NSAR-B filed 10/25/2012

Response:  This was an inadvertent omission.  The information will be included in future filings.

D.           Form N-CSR Disclosure Requirements

8.           Comment:  For the closed-end Registrants listed below, the disclosure requirements of Form N-CSR Item 8(a) were not included in Item 8 of Form N-CSR:

Delaware Enhanced Global Dividend and Income Fund
Delaware Colorado Municipal Income Fund, Inc.
Delaware Dividend and Income Fund, Inc.
Delaware Investments Minnesota Municipal Income Fund II, Inc.
Delaware Investments National Municipal Income Fund

If the disclosures in the “Fund Management” section of each annual report were meant to comply with the disclosure requirements of Item 8(a) of Form N-CSR, include a reference to the disclosure in Item 8.

Response :  The portfolio manager disclosure in the “Other Fund Information – Fund Management” section of each annual report is intended to address the disclosure requirements of Item 8(a) of Form N-CSR.  In future reports, a cross-reference to the Fund Management section of each report will be included in response to Item 8(a).

Christine DiAngelo Fettig
January 29, 2014

9.           Comment:  Instruction 1 to paragraph (a)(2) of Item 8 of Form N-CSR requires that the information required by Item 8(a)(2) should be provided as of the end of the registrant’s most recently completed fiscal year.  Explain why the personal information disclosed in Item 8 of Form N-CSR for Delaware Colorado Municipal Income Fund, Inc. is current as of June 30, 2012 when the report is for the fiscal period dated March 31, 2013.  This comment applies to all closed-end funds.

Response:  The information concerning the number and types of accounts managed by each Delaware Investments portfolio manager is gathered once a year as of June 30.  The reasons for collecting this information at one point in the year, rather than on an ongoing basis, are that the number of portfolio managers employed by Delaware Investments, the volume of information that must be collected about all portfolio managers, and the number of different fiscal year ends of the twenty-six registrants advised by Delaware Investments make it administratively burdensome to collect this information for each Registrant’s fiscal year end.

E.           Form 24F-2 Filings

10.           Comment:  The dollar amount of purchases and sales disclosed on the Form 24f-2 filings of Voyageur Mutual Funds II are the same for the fiscal years ended August 31, 2011, 2010 and 2009. Verify the accuracy of these filings and file amended filings as appropriate.

Response:  Although the Registrant’s purchase and sales information was incorrect for its 2010 and 2011 filings, the Registrant had redemption credits available from the period of inaccurate filings to the present, indicating that no registration fee would be due under calculations using the correct purchase and sales data for each year.  The Registrant undertakes to make the necessary amended filings.

F.           Financial Statements filed on Form N-CSR

11.           Comment:  Explain why it states immediately prior to Note 1 to the financial statements for the Delaware International Bond Fund that the Fund is diversified while the prospectus states that the Fund is non-diversified.

Response:  The Delaware International Bond Fund is a “non-diversified” fund as defined under the Investment Company Act of 1940 (the “1940 Act”).  Accordingly, in future shareholder reports, the Fund will ensure that its notes to the financial statements properly reflect its status as a non-diversified company.

12.           Comment:  A note to the performance review for the Delaware Enhanced Global Dividend and Income Fund indicates that the Lipper indices do not reflect any management fees, transaction costs or expenses.  This is not accurate because Lipper indices are comprised of funds that pay expenses and should be revised.

Response:  In future reports, the disclosure will be revised to reflect the fact that Lipper peer group indices are comprised of funds that pay expenses.

13.           Comment:  The Delaware Cash Reserve Fund’s annual report includes a footnote on page 2 that describes both gross and net expense ratios for each of its share classes.  The net expenses are not disclosed in the prospectus.  The lead in paragraph discloses that the chart includes information from the most recent prospectus. Explain this discrepancy.

Christine DiAngelo Fettig
January 29, 2014

Response:  The Registrant believes the disclosure in the Fund’s annual report is consistent with the prospectus disclosure.  Both the annual report and the prospectus disclose the voluntary waiver to which the Fund’s investment manager has agreed.  While the net numbers after waivers are not included in the prospectus fee table because the waivers are voluntary, the paragraph immediately preceding the fee table does describe the amount and duration of the voluntary waivers.  For clarity, the Registrant will add a sentence to the footnote in the annual report noting that because the waiver is voluntary, it may be terminated at any time.

14.           Comment:  The following funds had substantial investments in Puerto Rico securities as a percentage of net assets (i.e., greater than 10% of net or total assets) as of the end of the applicable reporting period.  Each Fund’s prospectus should specifically disclose the risk of investments in Puerto Rico.

Fund	FYE	Percentage invested% in Puerto Rico
Delaware Tax-Free Arizona Fund	8/31/12	15%
Delaware Tax-Free Colorado Fund	8/31/12	20%
Delaware Tax-Free Idaho Fund	8/31/12	26%
Delaware Investments Colorado Municipal Income Fund, Inc.	3/31/13	12% of total assets

Response:  With respect to the open-end funds listed above, each Fund’s applicable Registrant will revise its prospectus risk disclosure to specifically address risks posed by investments in Puerto Rico.  With respect to Delaware Investments Colorado Municipal Income Fund, Inc., which is a closed-end fund, information about risks posed by investments in Puerto Rico will be included in its next shareholder report.

15.           Comment:  Delaware Investments’ closed-end funds should disclose the nature of the distributions paid to preferred shareholders.  See Item 4 of Form N-2.  Currently, there is one line item entitled “Dividends and distributions to preferred shareholders” in such Funds annual reports.

Response:  The requested change to the financial highlights will be made in future reports.

16.           Comment:  With respect to the Delaware Diversified Floating Rate Fund, Delaware Inflation Protected Bond Fund, Delaware Limited Term Diversified Income Fund, Delaware International Bond Fund, Delaware Investments Enhanced Global Dividend and Income Fund and Delaware Investments Delaware Dividend and Income Fund, Inc., these Funds paid distributions that were classified as a return of capital.  Were these Funds in compliance with Section 19(a) of the 1940 Act?  How are shareholders notified of the nature of these distributions?  Does the applicable Fund’s webpage disclose that the distributions were a return of capital?  Additionally, although the Delaware International Bond Fund paid distributions from a return of capital, no disclosure of this return of capital distribution in the Financial Highlights table.

Response:  The Funds were in compliance with Section 19(a) in connection with their return of capital distributions.  Shareholders received 19(a) notices when they received distributions that for book purposes came from other than net investment income.  In each case, the 19(a) notice stated that the amounts and sources of information set forth on the notice were estimates and were not being provided for tax reporting purposes.  The notices stated that definitive information on the character of all Fund distributions for federal tax purposes would be provided on Form 1099-DIV.   The Funds rely on the delivery of the 19(a) notices to meet the requirements of Section 19(a).  The Funds’ website does not

Christine DiAngelo Fettig
January 29, 2014

disclose whether distributions are estimated to be return of capital.  Future returns of capital will be reflected in the financial highlights.

17.           Comment:  Investment Company Industry Developments Audit Risk Alert 2012/2013, Section .75 states that:  [i]n recent financial statement reviews, the SEC staff made comments about the inclusion of numerous expense ratios in the body of the financial highlights. When too many different expense ratios are presented in the financial highlights, the disclosure may become cluttered and difficult for shareholders to understand. The SEC staff commented that they would prefer seeing the ratio of all expenses, as included in the Statement of Operations, to average (common share) net assets (gross expense ratio) and net expenses to average (common share) net assets as the primary ratios presented within the financial highlights. If appropriate, other ratios may be included in a footnote to the financial highlights in order for them to have less prominence in the table.”  Accordingly, reduce the number of ratios in the financial highlights table.  For example, for those Funds that separately disclose interest and fees on short-term floating rate notes issued (such as Delaware Tax-Free Minnesota Fund) and for those Delaware Investments’ closed-end funds that present ratios of expenses to adjusted average net assets, include such information in a footnote to the financial highlights.

Response:  The requested change will be made in future reports.

18.           Comment:  In the “Line of Credit” note in the financial statements, disclose the rate of the annual commitment fee for the line of credit.  See Regulation S-X, Article 6-04.13(b), which references Article 5-02.

Response:  The requested change will be made in future reports.

19.           Comment:  The stated investment objective of the Delaware Tax-Free Minnesota Intermediate Fund is to seek to provide investors with preservation of capital, and, secondarily, current income exempt from federal income tax and the Minnesota state personal income tax, by maintaining a dollar-weighted average effective portfolio maturity of 10 years or less.  Explain why Item 63 of Form N-SAR for the August 31, 2012 reporting period discloses a dollar weighted average portfolio maturity of 10.9 years.  At August 31, 2013, the amount was 10.3 years.

Response:  The Fund’s prospectus refers to an effective maturity whereas the value provided in the two N-SAR reports is a time-to-maturity calculation.  The primary difference is that the effective maturity gives consideration to calls and likely pre-payments while the time-to-maturity does not.  For example, as of August 31, 2013, the Fund’s effective maturity was 5.94 years and its time-to-maturity was 10.33 years.  Consequently, the Fund’s effective maturity was consistent with its stated investment objective.  For clarity and consistency, the Registrant undertakes to amend its two N-SAR filings to reflect the effective maturity numbers and will use the effective maturity calculation in future N-SAR filings, which calculation the Registrant believes is consistent with Form N-SAR instructions.

20.           Comment:  Disclose the “monthly asset-based fee” charged by Delaware Service Company for dividend disbursing and transfer agency services. Refer to Article 6-07.2(c).

Response:  The open-end Registrants will disclose the asset-based fee paid to Delaware Service Company for dividend disbursing and transfer agency services in future reports.

21.           Comment:  In the fair value hierarchy disclosures, when a broad categorization of investments contains securities valued in more than one level, the detail should match the level of detail disclosed in

Christine DiAngelo Fettig
January 29, 2014

the Statement of Net Assets.  For example, the Emerging Markets Fund discloses “Common Stocks” in both Level 1 and Level 2.  The Statement of Net Assets further classifies common stocks by country.

Response:  The requested change will be made in future reports.

22.           Comment:  For Funds investing in derivatives, provide more specificity as to why a Fund invested in the types of derivatives indicated in the notes to financial statements.  For example, to the extent a Fund invested in futures during the reporting period, the notes should indicate the particular reason(s) why futures were used to advance such Fund’s investment objective and strategies.

Response:  The requested change will be made in future reports.

23.           Comment:  In description of the board consideration of the investment advisory agreement, why was the Delaware Investments Enhanced Global Dividend and Income Fund compared to a performance universe of non-leveraged global closed-end funds, as this fund is leveraged?

Response:  The information presented to the Board did in fact compare the performance of the Registrant to a universe of leveraged global closed-end funds.  The description in the annual report was misstated and will be corrected in future reports.

G.           Prospectus

24.           Comment:  The Delaware Macquarie Infrastructure Fund invests in U.S. master limited partnerships.  Include disclosure about the tax effects of investing in MLPs in the notes to financial statements.

Response:  The requested change will be made in future reports.

25.           Comment:  The fee table included in the February 28, 2013 prospectus for the Delaware International Bond fund contains gross expense ratios that do not agree to the most recent audited financial highlights for certain classes.  If these expenses have been estimated or restated, include a note to the fee table, in accordance with the disclosure requirements of Form N-1A, Item 3.

Response:  The requested change will be made in future reports.

*           *           *

The Registrants acknowledge that:  (i) it is responsible for the adequacy of the disclosure in the Annual Reports; (ii) Staff comments on the Annual Reports, or changes to the Annual Reports in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to the Annual Reports; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrants acknowledge that the Division of Enforcement has access to all information that the Registrants have provided to the Staff of the Division of Investment Management in its review of the Annual Reports.

Christine DiAngelo Fettig
January 29, 2014

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Daniel Geatens
David F. Connor, Esq.
Delaware Investments

Christine DiAngelo Fettig
January 29, 2014

EXHIBIT A

August 31, 2012 financial statements:
811-04973	Voyageur Insured Funds	Filed 11/5/2012
Delaware Tax-Free Arizona Fund

811-07742	Voyageur Mutual Funds	Filed 11/5/2012
Delaware Minnesota High-Yield Municipal Fund
Delaware Tax-Free California Fund
Delaware Tax-Free Idaho Fund
Delaware Tax-Free New York Fund
Delaware National High-Yield Municipal Fund

811-04989	Voyageur Mutual Funds II	Filed 11/5/2012
Delaware Tax-Free Colorado Fund

811-03910	Voyageur Tax-Free Funds	Filed 11/5/2012
Delaware Tax-Free Minnesota Fund

811-04364	Voyageur Intermediate Tax Free Funds	Filed 11/5/2012
Delaware Tax-Free Minnesota Intermediate Fund

811-03850	Delaware Group Tax Free Fund	Filed 11/5/2012
Delaware Tax-Free USA Fund
Delaware Tax-Free USA Intermediate Fund

September 30, 2012 financial statements:
811-04413	Delaware Group Equity Funds IV	Filed 12/7/2012
Delaware Smid Cap Growth Fund
Delaware Healthcare Fund

811-08457	Delaware Group Foundation Funds	Filed 12/5/2012
Delaware Foundation Conservative Allocation Fund
Delaware Foundation Equity Fund
Delaware Foundation Growth Allocation Fund
Delaware Foundation Moderate Allocation Fund

October 31, 2012 financial statements:
811-07972	Delaware Group Adviser Funds	Filed 1/7/2013
Delaware Diversified Income Fund
Delaware U.S. Growth Fund
Delaware International Bond Fund
Delaware Global Real Estate Opportunities Fund

811-00249	Delaware Group Equity Funds I	Filed 1/7/2013
Delaware Mid Cap Value Fund

Christine DiAngelo Fettig
January 29, 2014

November 30, 2013 financial statements:
811-00750	Delaware Group Equity Funds II	Filed 2/7/2013
Delaware Value Fund

811-04997	Delaware Group Equity Funds V	Filed 2/7/2013
Delaware Dividend Income Fund
Delaware Small Cap Core Fund
Delaware Small Cap Value Fund

811-06324	Delaware Group Global & International Funds	Filed 2/4/2013
Delaware Emerging Markets Fund
Delaware Focus Global Growth Fund
Delaware Global Value Fund
Delaware Macquarie Global Infrastructure Fund
Delaware International Value Equity Fund

811-22050	Delaware Investments Enhanced Global Dividend & Income Fund	Filed 2/4/2013
811-07460	Delaware Investments Dividend & Income Fund, Inc.	Filed 2/4/2013

December 31, 2012 financial statements
811-03363	Delaware Group Limited-Term Government Funds	Filed 3/4/2013
Delaware Limited Term Diversified Income Fund

February 28, 2013 financial statements:
811-02715	Delaware Group State Tax-Free Income Trust	Filed 5/6/2013
Delaware Tax-Free Pennsylvania Fund

March 31, 2013 financial statements:
811-02806	Delaware Group Cash Reserve	Filed 6/6/2013
Delaware Cash Reserve Fund
811-07810	Delaware Investments Colorado Municipal Income Fund, Inc.	Filed 6/7/2013
811-07420	Delaware Investments Minnesota Municipal Income Fund II, Inc.	Filed 6/7/2013
811-07410	Delaware Investments National Municipal Income Fund	Filed 6/7/2013

April 30, 2013 financial statements:
811-04547	Voyageur Mutual Funds III	Filed 7/5/2013
Delaware Large Cap Core Fund
Delaware Select Growth Fund

July 31, 2013 financial statements:
811-04304	Delaware Group Government Funds	Filed 10/7/2013
Delaware Core Plus Bond Fund
Delaware Inflation Protected Bond Fund
811-02071	Delaware Group Income Funds	Filed 10/7/2013
Delaware Core Bond Fund
Delaware Corporate Bond Fund
Delaware Diversified Floating Rate Fund
Delaware Extended Duration Bond Fund